July 28, 2014
CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Molycorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Response dated May 21, 2014
File No. 001-34827
Ladies and Gentlemen:
Molycorp, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 13, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) filed March 3, 2014.
Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comments before the response.
Form 10-K for the Fiscal Year Ended December 31, 2013
Note 16 - Stockholder’s Equity, page 107

1.
We note your response to comment five from our letter dated May 9, 2014 and understand that you have used the nominal lending fees you received as a proxy to measure the fair value of the share-lending arrangements. However, we are not persuaded that your determination of fair value complies with ASC Topic 820. Please measure the fair value of the share-lending arrangements at the date of issuance using a method that complies with ASC Topic 820 and record the transaction in accordance with FASB ASC subparagraph 470-20-25-20A. Also, explain to us the fair value methodology you use and the underlying assumptions, and provide the related disclosures required by ASC 470-20-50-2A.

Response: After further research, we reconsidered our approach to determine what value a representative security lender or borrower might attach to the loan of our shares. As a result, we identified a methodology where we would imply the long-term borrowing rate of our common stock by looking at the historical difference between the price of call and put stock-

United States Securities and Exchange Commission
Division of Corporation Finance
July 28, 2014

trading options at the time of entering in each of the share-lending arrangements.
Therefore, the inputs to the revised determination of fair value of our share-lending arrangements would be as follows:
•Estimate the cost of borrowing shares of our common stock by observing the difference in the implied volatility of put and call options, and averaging the implied volatility with historical volatility. This approach provides a synthetic cost of borrow;
•Adjust the cost of borrow to account for the credit risk of the counterparty given the lack of collateral in our share-lending arrangements;
•Multiply the adjusted cost of borrow by the expected principal of each share-lending arrangement, calculated as the product of the borrowed shares and the price of our common stock on the date of issuance of those shares; and
•Multiply the annual borrow fee as determined in the previous point by the term of each share-lending arrangement.
As a result, we estimate that the fair value of our combined share-lending arrangements, based on the inputs and methodology described above, to be approximately $25 million.
In addition, we have performed a SAB 108/SAB 99 analysis to determine the effect of the revised fair value of our share-lending arrangements to our previously issued financial statements. As a result of our SAB 108/SAB 99 analysis, we concluded that the revised fair value of our share-lending arrangements is not material to warrant a restatement of our previously issued financial statements and, as discussed with our Audit Committee, we will adjust the fair value of our share-lending arrangements in the second quarter of 2014 as an out-of-period adjustment.

United States Securities and Exchange Commission
Division of Corporation Finance
July 28, 2014

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (303) 843-8040 or (416) 367-8588.

Very truly yours,
/s/ Michael F. Doolan
Michael F. Doolan Executive Vice President and Chief Financial Officer